Exhibit 99.1

Craig Zieminski

Tel +1.214.220.7865  Fax +1.214.999.7865

March 15, 2023

Via Email

Joseph L. Christensen

Christensen & Dougherty LLP
1000 N. West St.
Wilmington, DE 19801
joe@christensendougherty.com

Re:	Nomination of Allison Ball

Dear Joseph:

I write on behalf of my client, First Foundation Inc. (the “Company”), in regard to the purported nomination of Ms. Allison Ball by Driver Opportunity Partners I, LP (the “Fund” and, collectively with Ms. Allison Ball and other Fund affiliates, “Driver”). As detailed in the Company’s prior correspondence, the various materials that Driver has submitted in an attempt to nominate Ms. Ball (collectively, the “Notice Materials”) failed to comply with the requirements set forth in the Company’s advance notice provisions in several ways. Driver’s untimely attempts to cure such deficiencies are insufficient for reasons that have been previously articulated and for the additional reason set forth below.

It has recently come to our attention that Ms. Ball is currently employed at Fair People for People, Inc. d/b/a “Grata” or “Grata Pro” (“Grata”).  Neither the Notice Materials nor anything belatedly disclosed by Driver make any reference to Ms. Ball’s employment as Chief Product Officer at Grata. A stockholder’s nomination notice must set forth “all information” relating to a “[p]roposed [n]ominee that is required to be disclosed in solicitations of proxies for election of directors in a contested election, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act,” including a description of the proposed nominee’s business experience during the past five years and principal occupation. See Bylaws, Article II, Section 2(d)(i)(A); Item 7(b) of Schedule 14A; Item 401 of Regulation S-K. Item 401 of Regulation S-K. The Notice Materials for Ms. Ball are therefore deficient.

Driver’s obligation to disclose Ms. Ball’s employment with Grata is clear, unambiguous, and reflected in several additional locations. Indeed, the very first question of the questionnaire that Driver itself drafted and attached to its December 30, 2022 letter called for disclosure of this information, as did several of the questions in the Company’s questionnaire:

•	Question 4 required the nominees to state their business experience during the past five years.

•	Question 20 required the nominees to state whether they could exert significant influence, either directly or indirectly, over any entities.

Vinson & Elkins LLP Attorneys at Law	Trammell Crow Center, 2001 Ross Avenue, Suite 3900
Austin Dallas Dubai Houston London Los Angeles	Dallas, TX 75201-2975
New York Richmond San Francisco Tokyo Washington	Tel +1.214.220.7700 Fax +1.214.220.7716 velaw.com

March 15, 2023 Page 2

Despite ample prompting, Driver’s responses to these questions repeatedly failed to disclose Ms. Ball’s employment with Grata. The deficiencies in the Notice Materials—and the additional deficiencies detailed previously—subverted the legitimate information-gathering function of the Company’s advance notice provisions, deprive the Company of the ability to knowledgably make recommendations about the nominees’ qualifications to serve as directors, and suggest that there may be additional undisclosed information concerning Ms. Ball.

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Given the mounting evidence that Driver failed to comply with the Company’s advance notice provisions—and failed to cure the Notice Materials’ deficiencies when the Company gave Drive ample opportunity to do so—we hope that you will not waste the Company’s or Driver’s resources with further litigation. The Company and its board of directors reserve all rights.

Very truly yours,

/s/ Craig Zieminski

Craig Zieminski